SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04
Corporate Registry (NIRE): 3330001159-5

CALL NOTICE FOR
EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby summoned to attend the Extraordinary Shareholders' Meeting to be held on January 29, 2010 at 11:00 a.m., at the Company’s headquarters, located at Rua São José nº 20, Grupo 1602, parte, Centro, in the city and state of Rio de Janeiro, in order to resolve on the following Agenda:

(i)
to examine, discuss and approve the Protocol and Justification of Merger by COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) of its subsidiary GalvaSud S.A., holder of Corporate Taxpayers’ ID (CNPJ/MF)02.618.456/0001-45 (“GalvaSud”);

(ii)
to approve and ratify the hiring of KPMG Auditores Independentes as the specialized company responsible for preparing the accounting appraisal report of the shareholders’ equity of GalvaSud, to be transferred to CSN;

(iii)	to examine and approve aforementioned accounting appraisal report of the shareholders’ equity of GalvaSud, dated December 31, 2009;

(iv)	to discuss and approve the merger of GalvaSud by CSN, pursuant to the terms and conditions established by the above-mentioned Protocol and Justification of Merger;

(v)	to grant powers to CSN’s executive officers to carry out all the necessary acts for the implementation of the merger to be resolved on by the Meeting that is the object of this Call Notice.

The following documents are available for Shareholders’ consultation at CSN’s headquarters: (i) accounting appraisal report of the shareholders’ equity of GalvaSud and (ii) Protocol and Justification of Merger, related to the merger to be resolved on.

Those shareholders whose shares are held in custody should present a statement of their shareholdings issued by the custodian institution, while those willing to be represented by an Attorney-in-Fact should observe the provisions in Article 126, paragraph 1 of Law 6,404/76, duly delivering the respective power(s) of attorney authorizing their representation at the Extraordinary Shareholders' Meeting, which is the object of this Call Notice, at the Company’s headquarters no later than 72 (seventy-two) hours prior to said Meeting, in order to facilitate services provided to shareholders.

Rio de Janeiro, 13 de janeiro de 2010

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.